Marvell Technology Group Ltd.

NASDAQ: MRVL

January 24, 2017

Via EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Marvell Technology Group Ltd. Form 10-K for the Fiscal Year Ended January 30, 2016 Filed July 21, 2016 File No. 000-30877

Dear Mr. Kuhar,

Marvell Technology Group Ltd. (collectively with its subsidiaries, “we,” “our,” the “Company” or “Marvell”) is sending this letter in response to the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 10, 2017. We have reproduced your comment below, with our response following each comment.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 9A. Controls and Procedures

Audit Committee Investigation, page 110

1.	Please revise future filings as appropriate to disclose the substance of your response to prior comments 2 and 3. In particular, please revise to disclose and explain the extended payment terms transactions and how they differed from the pull-in transactions. Also, given your statement on page 2 of the response that the deferral provision of your revenue recognition policy was not consistent with GAAP, please tell us, and disclose in future filings as applicable, whether the deferral provision not being consistent with GAAP constituted a material weakness in your internal control over financial reporting and, if so, disclose what remediation efforts you have undertaken to ensure that your revenue recognition policies are consistent with GAAP.

We respectfully advise the Staff that we will revise future filings as appropriate to disclose the substance of our response to prior comments 2 and 3, including disclosure and an explanation of the extended payment terms transactions and how they differed from the pull-in transactions.

With respect to the deferral provision not being consistent with GAAP, we took into account the deferral provision matter, including its specific application by finance and accounting personnel, together with other control deficiencies, as part of our determination that the Company had material weaknesses related to “Entity Level Controls,” “Sufficiency of Accounting and Finance Department Resources” and “Revenue Recognition” (as described on page 112 of our Annual Report on Form 10-K for the fiscal year ended January 30, 2016 (“Fiscal 2016 Annual Report”)).

We have undertaken certain remediation measures with respect to the three material weaknesses listed above including, but not limited to, the following:

1.	We revised the revenue recognition policy to ensure it complies with GAAP in all respects.

2.	In August 2016, we appointed a new Chief Financial Officer who is providing strong leadership to the Company and, in particular, to our finance and accounting function.

3.	In October 2016, we hired a new Chief Accounting Officer and Controller who has brought additional technical expertise to our finance and accounting function and is supporting the Company’s substantial efforts to design, operate and oversee effective internal controls over financial reporting, including with respect to revenue recognition.

4.	In the first and second quarters of fiscal 2017, we hired a Senior Vice President of Finance and an Assistant Controller to increase the depth and breadth of knowledge and expertise commensurate with the Company’s corporate structure and financial reporting requirements. These new finance team members support the Company’s substantial efforts to design, operate and oversee effective internal controls over financial reporting, including those related to revenue recognition.

5.	We continue to enhance the Company’s finance and accounting department staff, in terms of both number and competency of personnel, particularly in the area of revenue recognition and technical accounting.

We will update the status of our remediation efforts related to the material weaknesses disclosed in our Fiscal 2016 Annual Report in Item 9A of our Annual Report on Form 10-K for the fiscal year ended January 28, 2017.

Please do not hesitate to call the undersigned at (408) 222-0501 if you have any further questions.

Sincerely,

/s/ Mitchell Gaynor

Marvell Technology Group Ltd.

EVP, Chief Legal Officer and Secretary

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